Exhibit 99.2

FIELD TRIP HEALTH LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Expressed in Canadian dollars, unless otherwise noted)

Management's Discussion and Analysis

For the three months and Six Months ENDED SEPTEMBER 30, 2021 AND 2020

DATED: November 15, 2021

This Management’s Discussion and Analysis ("MD&A") for the three months and six months ended September 30, 2021 and 2020, provides detailed information on the operating activities, performance and financial position of Field Trip Health Ltd. on a consolidated basis ("We", the "Company" or "Field Trip"). This discussion should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2021 and for the period from April 2, 2019 (date of incorporation) to March 31, 2020 (“audited consolidated financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.

The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2022, is referred to as the "current fiscal year", "fiscal 2022", or using similar words. The Company’s current three months ended September 30, 2021, is referred to as the "current fiscal quarter, "second quarter of fiscal 2022", or using similar words.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This document includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Field Trip, and developments related to, Field Trip after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of Field Trip's business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by Field Trip, changes in laws or regulatory requirements, the market for Field Trip's services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the KAP Co-Op Program, And Beyond Program, and other programs by therapists and patients, the ability of management to sustain and continue optimization of its clinical operations the impact of the COVID-19 pandemic and its variants, the business objectives of Field Trip and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to Field Trip and the use of such funds, the healthcare industry in Canada and the United States, the ability of Field Trip to operate its Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development, patentability and viability of FT Discovery (as defined below) molecule FT-104 and the FT-200 Group, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating any additional clinical trials for FT-104 and molecules within the FT-200 Group, , the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial, approval of phase 1 human trials, if any, the ability of Field Trip to generate patient member growth, and the completion and potential outcomes of the Strategic Review (as defined below). Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Field Trip; speculative nature of an investment in the securities of Field Trip; limited operating history as a public company; a significant number of common shares of Field Trip (the "Common Shares") are owned by a limited number of existing shareholders; the expected future losses of Field Trip and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of Field Trip's business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Field Trip’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Field Trip’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on Field Trip’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of the Clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; Field Trip being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

For a more detailed discussion of risks and other factors, see Field Trip's amended Annual Information Form (“AIF”) dated July 16, 2021 under the heading "Risk Factors", or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Field Trip's SEDAR and EDGAR profiles.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Field Trip's expected financial and operating performance and Field Trip's plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this document represent Field Trip's views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Field Trip's views as of the date of such documents, unless otherwise indicated in such documents. Field Trip anticipates that subsequent events and developments may cause its views to change. However, while Field Trip may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

OVERVIEW

Corporate Structure

The Company was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta) and adopted the name "Newton Energy Corporation". On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to: (i) consolidated its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to "Field Trip Health Ltd."

On October 1, 2020: (i) the Company and Field Trip Psychedelics Inc. ("FTP") completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the Canada Business Corporations Act (the "Continuance") by Certificate and Articles of Continuance ((i) – (iii) collectively referred to as the "Transaction"). The Transaction constituted a Reverse Takeover of the Company by FTP under applicable securities laws.

The Common Shares were listed on the NEX board of the TSX Venture Exchange (the “TSXV”) until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Canadian Securities Exchange (the "CSE") on October 6, 2020 under the symbol "FTRP" and were also posted for trading on the OTCQX Best Market (“OTCQX”) on January 28, 2021 under the symbol "FTRPF". The Common Shares were subsequently delisted from the CSE and listed on the Toronto Stock Exchange (“TSX”) on June 7, 2021 under the ticker symbols “FTRP” and “FTRP.WT”.

On July 29, 2021, the Common Shares commenced trading on the NASDAQ Global Select Market (“NASDAQ”) under the ticker symbol “FTRP”. Concurrent with the NASDAQ listing, Field Trip’s Common Shares ceased to be quoted on the OTCQX. The Company previously completed the process to ensure its shares are eligible for electronic clearing and settlement through the Depository Trust Company (DTC).

The Company's registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3. The following diagram describes the subsidiaries of Field Trip, their place of incorporation and continuance or formation.

The Company operates through several subsidiaries. Please see “Business of the Company”.

Business of the Company

Field Trip is a leader in the development and delivery of psychedelic-assisted therapies (“PAT”).  The use of PAT is gaining traction in response to clinical research and academic studies showing evidence of their safety and efficacy in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder, which are part of a growing, global mental health crisis.

The Company's primary focus is to develop proprietary, competitive, and differentiated psychedelic-assisted therapies (both through novel psychedelic molecules and innovation in therapeutic protocols), which achieve the best patient outcomes in the treatment of mental health and mood disorders.

Structurally, our research and development strategies are established by our Field Trip Discovery (“FT Discovery'') division, which is then executed through contract research and manufacturing organizations for molecule development and clinical research and through FT Health (defined below) for therapeutic protocol innovation. FT Discovery is conducting preclinical research into its first novel psychedelic molecule, FT-104, in addition to its new drug development pipeline program, the FT-200 Group. See FT Discovery - Advanced Research and Drug Development.

Our Field Trip Health (“FT Health”) division operates Clinics (as defined below) across North America and Europe providing Ketamine-assisted psychotherapy (“KAP”) under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing our medical and therapeutic teams with opportunities to: (i)  develop hands-on knowledge and experience to  further improve on the existing  therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapy (“PAT”); (ii) identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties. In addition, FT Health conducts research to drive therapeutic protocol research and innovation. See Clinics - Field Trip Health Centres.

In support of the FT Health business, our Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP. See Other Business – Clinic Support.

Field Trip also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”). See Other Business – Botanical Research.

Field Trip currently takes an integrated approach, combining novel psychedelic drug development, optimized therapeutic protocols and digital tools in combination to achieve Field Trip’s ultimate goal of successfully commercializing novel PAT therapeutics and therapies. The Company has commenced a strategic review of the current corporate structure to ensure that each operating segment is best positioned, optimally resourced, and focused to provide maximum long-term value to all stakeholders (the "Strategic Review"). The Strategic Review will explore all options, ranging from no change to the current structure, to adding additional assets or segments to the business, to a separation of the business units with continued inter-company relationships designed to leverage the synergies represented by an integrated model. The Company has not set a definitive timetable for the conclusion of the Strategic Review and there can be no assurance that the process will result in any transaction or change in structure or strategy. The Company has engaged Bloom Burton Securities Inc. as financial advisor in connection with the Strategic Review.

FT Discovery - Advanced Research and Drug Development

Synthetic and natural serotoninergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a "psychedelic experience" or an "altered state of consciousness." Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections, changes that are grouped under the term neuroplasticity. We believe neuroplastic changes induced by 5HT2A activation in in-vitro models is a good proxy or biomarker for potential clinical effects. We believe by combining psychedelic drug administration with psychotherapy both the acute and long-term effects are guided in a way to maximize improvements in mental health treatments, including in depression, anxiety and addiction.

FT Discovery is leading the development of the next generation of custom synthetic molecules targeting serotonin 5HT2A receptors. FT-104 is the first drug candidate in development by FT Discovery. FT-104 is a next generation, synthetic psychedelic molecule whose design is, in part, based on classical serotonin 2A psychedelics.  FT-104 is currently in the preclinical stage of development.  USPTO and PCT patents are pending on FT104’s structure, formulation and use in treating a variety of central nervous system disorders. FT-104 is currently in the preclinical development stage. The Company has targeted Treatment Resistant Depression and Postpartum Depression as the lead indications for development of FT-104.

Field Trip has initiated a new development program known as the “FT-200 Group” which will focus on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor.  The 5HT2B receptor is associated with cardiovascular valvulopathies, a liability that limits the use of classical psychedelic to infrequent use.  Molecules from the FT-200 Group Program could demonstrate broader flexibility in dosing and a broader utility, with the potential to be formulated as chronic medications.  A first molecule exemplifying the FT-200 Group has been synthesized. It is an antagonist at the target serotonin 2A receptor and is an antagonist at the serotonin 2B receptor, i.e., it can bind the receptor, therefore it may displace serotonin, the endogenous ligand, from the receptor, but its binding or displacement of serotonin does not activate the receptor at any therapeutically-relevant concentration.  This same molecule demonstrates good activity and selectivity for 5HT2A relative to other CNS receptors in the brain which suggests that it could demonstrate good safety. The Company has filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the molecule.  Further work is in progress to expand the family, strengthen the IP portfolio around the FT-200 Group all the while, seeking the optimal lead candidate for preclinical development.

No assurances can be given that Field Trip will be able to meet its development timelines disclosed in this Prospectus or in any Prospectus Supplement, or that FT-104, the FT-200 Group molecule or any other molecule will be a viable therapeutic product.

Clinics - Field Trip Health Centres

The Company also seeks to create a global brand of trusted health centres (“Clinics”) for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing the Company's custom protocol while under the supervision of medical professionals and enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.

In addition to the research and innovation focus, the Clinics operated by the Company operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) identify new indications with existing and novel psychedelic medicines, and (iii) conduct clinical research studies for FT Discovery and other third parties.

The Company believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe the Clinics hold significant strategic value in that they enable the Company to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows the Company to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. The Company's focus with the Clinics is to rollout Clinics across North America and Europe to position the Company as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.

In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by the appropriate medical professional licensed in the jurisdiction where the Clinics operate. Ketamine-Assisted Psychotherapy is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting alongside psychotherapy. Beyond its antidepressant effects, ketamine's ability to promote neural plasticity makes it a powerful tool to pair with the Company's comprehensive psychotherapy program to affect behavioral change.

More specifically, Field Trip offers or plans to offer the following types of services:

●	KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through Field Trip or through cooperative agreements with independent psychotherapists who make arrangements for Field Trip to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

●	PAT, which combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KAP is a type of psychedelic-assisted psychotherapy that uses ketamine as the psychedelic catalyst. In The Netherlands, the Company offers legal psilocybin truffle therapy.

●	Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

●	And Beyond TherapyTM consists of ongoing psychotherapy with the goal of building on the insights gained through KAP and identifying and reinforcing changes to ongoing negative patterns of thought and behaviour. The And Beyond Program is made available through contractor psychotherapists to patients who have had one or more sessions of KAP.

●	Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access Field Trip’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.

While the use of ketamine in KAP is considered "off-label", such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic-assisted psychotherapy.

Currently, as of the date of this MD&A, Field Trip operates and/or owns nine Clinics: Toronto, Ontario, Fredericton, New Brunswick, New York, New York, Santa Monica, California, Chicago, Illinois, Atlanta, Georgia, Seattle, Washington, Houston, Texas and Amsterdam, Netherlands. The US Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations ("PCs"). The Company has commenced or will commence construction to build an additional nine Field Trip Health Centres in Vancouver, British Columbia, San Diego, California, Washington, District of Columbia, Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida. The Company plans to leverage the success of the Clinics to expand into other markets in other states, while focusing on compliance, control, efficiency and performance in the medical clinic industry. The Clinics are intended to support the Company's strategy of brand development and enable the Company to capture market share, generate brand awareness and earn patient loyalty in its operating markets.

Field Trip believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. MDMA and psilocybin are expected to receive FDA approval in the next 2 to 5 years. We believe our Field Trip Health Centres hold significant strategic value in that they enable us to collect large amounts of data from patients on clinical outcomes associated with the set, setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. Our focus with Field Trip Health Centres is to rollout Clinics across North America and Europe to position Field Trip as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.

Other Business – Clinic Support

FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at Field Trip Health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking.

The Company also offers training in PAT for practitioners through its Field Trip Training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete Field Trip’s training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.

Other Business – Botanical Research

In partnership with UWI, Field Trip Natural Products is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company's activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company's Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.

It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica's Dangerous Drugs Act, 1948 ("Jamaica Drug Act"), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

More detailed information regarding the business of the Company, as well as its operations, assets and properties, can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein.

REGULATORY ENVIRONMENT

Field Trip operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which Field Trip operates. Please refer to Field Trip’s AIF for further information.

Controlled Substances

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the "CDSA") and the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.

Most US States have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, form the basis for much state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some States have established a prescription drug monitoring or review programs to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.

In the United States, facilities holding or administering controlled substances must be registered with the US Drug Enforcement Agency ("DEA") to perform this activity. As such, medical professionals or the clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a "DEA License"). To the Company’s knowledge, the Clinics in the United States and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the United States, including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.

The Opium Act (Opiumwet) (the "Opium Act") is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin-containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in The Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.

Psilocybin mushrooms are not an illegal drug under Jamaica's Dangerous Drugs Act. Therefore, the psilocybin research is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company's operations in Jamaica.

Field Trip does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

State and Municipal Initiatives Related to Psychedelic Substances

On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.

Since the passing of Measure 109, the following jurisdictions have decriminalized or deprioritized enforcement related to certain psychedelic substances: Denver, Colorado (May 2019), Oakland, California (June 2019), Santa Cruz, California (January 2020), District of Columbia (November 2020), Arcata, California (October 2021) and Seattle, Washington (October 2021). Additionally, the States of Connecticut and Texas and have approved house bills which would mandate the study on the therapeutic effects of, in the case of Connecticut, psilocybin and, in the case of Texas, psilocybin, MDMA and ketamine. Further, legislation in respect of psilocybin or psychedelics has been proposed in the States of Florida and Hawaii to make psilocybin available for medical use and in the State of California to decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.

Decriminalization and/or legalization through state and municipal measure, whether ballot measures or new legislation, do not alter the fact that psychoactive substances are illegal at the US Federal Level under the CDSA. Similar to state legalization efforts in Oregon, the Company cannot comment on the regulatory framework as it has not been created nor can the Company assess when or if the US federal government will permit such activities.

Field Trip expects that legislation of similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. Field Trip cannot comment on the regulatory framework in any such jurisdiction as it has not been created. Field Trip will assess its options to conduct legal business in such jurisdictions when State or Provincial, as applicable, and Federal regulations are established and may seek any required licenses or approvals at that time.

Regulation of Prescription Medications

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine. Please see “Regulatory Oversight - Research and Development”.

While ketamine is a controlled substance in Canada and the United States, it is approved as an anesthetic under the Food and Drugs Act (Canada) and the US Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the "FDA"), as applicable. This is known as “off-label” use and is a common practice among physicians. Ketamine-based treatment is gaining acceptance for treating depression. Furthermore, a ketamine nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.

Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.

In Canada, Section 56(1) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the Canadian Controlled Substances Act if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest.  In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. Having the exemption in question permits such individuals to legally obtain and use psilocybin.

Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.1

In the United States, the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.

1 See gazette.gc.ca/rp‐pr/p1/2020/2020‐12‐12/html/notice‐avis‐eng.html

Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act. In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).

Research and Development Operations

As the Company's business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company's research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of a contract research organization ("CRO") regarding FT-104 (the "CRO Engagement"), and (2) the service agreement with the Company's contract manufacturing organization ("CMO") in respect of FT-104 (the "CMO Agreement" and together with the CRO Engagement, the "FT-104 Agreements").

With respect to the FT-104 Agreements, Health Canada and the FDA have indicated that FT-104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. Notwithstanding, the CMO is Health Canada approved, FDA registered and compliant with Good Manufacturing Practices ("cGMP") (a standard applied in the pharmaceutical industry) in synthesis, process optimization and production of drug substances and has been successfully audited by Health Canada and the FDA.

The CRO is Good Laboratory Practices ("GLP") compliant and holds all licenses required for its activities as they relate to the Company. Both the CMO and CRO have controlled substance licenses for other known controlled substances and are qualified for handling FT-104. For certainty, FT-104 is not currently a controlled substance in either the US or Canada (confirmed with both agencies), however since it can produce a psychoactive state, it will likely become a scheduled substance should it be approved for use by a regulatory agency and therefore, the use of a CMO and CRO in compliance with the control substances acts is critical. In addition, the Company has entered into appropriately negotiated services agreements or statements of work with the CMO and CRO that contemplate appropriate intellectual property and confidentiality provisions. In order to develop regulated medicines, including FT-104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA and other applicable federal, state, local and regulatory agencies.

FT-104 is currently in the preclinical stage of development, in which the primary activities are: (1) optimization and standardization of Chemistry-Manufacturing and Controls ("CMC"), including additional chemical characterization, synthesis, process optimization, stability, and development of analytical methodology to ensure drug substance quality and (2) non-clinical (same as preclinical) activities ("NCA") that measure performance (pharmacokinetics) and safety (toxicology; pharmacology) using a variety of in-vitro and in-vivo assays. These studies will help to define parameters that would allow the safe testing of the substance in human trials. CMC activities are carried out by the CMO. NCA activities are carried out by the CRO.

The CMO is reliant on suppliers for starting materials to produce FT-104; the CRO is reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents and animal models. The Company, along with the CMO and CRO, only source starting materials from reputable and approved suppliers who hold the proper authorizations and approvals. Weekly or bi-weekly meetings occur to monitor the activities and advancements of CMO and CRO. A third-party regulatory group has been engaged to assist with the development of the regulatory and quality assurance strategies and prepare the regulatory documentation that will be required at each stage of the development.

Field Trip is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the FT-200 Group family of compounds. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the FT-200 Group family. The Company will follow a similar path as with FT-104 to develop the requisite CMC and preclinical results with GLP and GMP compliant partners before initiating clinical studies. No material engagements have been made at this date with respect to the FT-200 Group project, as it is still in the laboratory/discovery phase of research.

Pharmaceutical Development and Approval Requirements – Canada

Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:

●	Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

●	Preclinical Development – A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

●	Clinical Trials — Phase 1 - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the "TPD"). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the "HPFB") grants permission to start testing the drug, generally first on healthy volunteers.

●	Clinical Trials — Phase 2 - Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

●	Clinical Trials — Phase 3 - If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

●	New Drug Submission - If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission ("NDS") to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

●	Scheduling - Most classical psychedelics and synthetic 5HT2A agonists, such as FT-104 and molecules in the FT-200 Group, are psychoactive substances with the potential for abuse. If either of FT-104 or the FT-200 Group molecule are approved as drugs, we will need to hold discussions with Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements – United States

Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:

●	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA's Good Laboratory and Manufacturing Practice regulations;

●	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

●	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA's regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

●	submission to the FDA of a new drug application ("NDA"); and

●	scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

●	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.

Clinical Operations

Each province and territory of Canada and each state in the United States mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s AIF for health minister details concerning these regulations.

Although it is the Company's intention to administer psilocybin-containing truffles as a food product in The Netherlands, the Company also intends to employ medical professionals in its Amsterdam Centre, which is operating as an "alternative care provider" under Dutch laws.

While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the United States where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.

Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional, under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.

In addition to KAP, Field Trip offers several additional programs in North America. The And Beyond Therapy program makes ongoing integration and traditional therapy available to patients who have completed one or more KAP sessions. And Beyond Therapy is made available through contract therapists in Canada and the United States. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.

In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

In the United States, the laws applicable to the Clinics and the conduct of medical professionals therein are at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each State, Field Trip plans to offer KAP, psychotherapy and ancillary mental health services.

As of the date hereof, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs medical professionals.

Under Field Trip’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) that apply to the storage and/or administration of ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. ("Field Trip USA") obtained in connection with the setup of these locations.

Some states have legislation or policies relating to the "Corporate Practice of Medicine" doctrine ("CPOM") that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington and Arizona do not have specific CPOM legislation, but case law may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by State-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statutes nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as a physician-owned Professional Corporations.

Individuals and entities that conduct business in the US health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company's knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.

In The Netherlands, Field Trip’s wellness centre will make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients as a whole, natural food product. As Field Trip employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and compliant procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as "regular care", or that truffles containing psilocybin qualify as a medicinal product, Field Trip would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, Field Trip will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.

Field Trip’s business is also governed by laws in Canada, the United States and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), The Health Insurance Portability and Accountability Act of 1996, the Netherlands Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. Field Trip has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.

Field Trip Digital Operations

FT Digital has designed a mobile software application available for both iOS and Android devices (the "Trip App"). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Field Trip has all licenses required to offer the Trip App.

Field Trip Training Operations

Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.

Natural Products Operations

As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The psilocybin research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health ("JMH"), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices ("GLP") and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964.

The Psilocybin Research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.

The Company's Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm's length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin research is legal in Jamaica.

COMPLIANCE PROGRAM

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company's senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Company's human resources and operations departments, the Company oversees and implements training on the Company's protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs.

The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an AML Policy designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company's protocols.

The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or has not yet been passed into law), confirming the permissibility of the Company's operations in such jurisdictions.

The Company's operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

Key Highlights and Recent Developments

During the quarter, Field Trip progressed its strategy of building a leading psychedelic therapy company (Field Trip Health) and continued to invest in its drug development pipeline and program expansion (Field Trip Discovery).

Field Trip Discovery

FT-104

During the quarter, it was announced that the lead indications for FT-104, Field Trip’s lead novel psychedelic compound in development (patent pending) will be Treatment Resistant Depression (“TRD”) and Postpartum Depression (“PPD”). FT-104 is a novel, synthetic 5HT2A receptor agonist compound. It is currently advancing through preclinical studies with the in vivo portion completed, and final results from safety pharmacology and GLP toxicology are expected in Q4 2021. To date, GLP toxicology, cardiovascular, pulmonary, and neurological safety pharmacology studies, as well as genotoxicity potential, all continue to be encouraging. In addition, final manufacturing of clinical trial materials are scheduled for production to enable FT-104 to move into Phase 1 clinical trials in the first half of calendar 2022. The Company has experienced, and may continue to experience, delays in initiating Phase 1 clinical trials due to the ongoing COVID pandemic and delays at its CMO (see Effects of COVID-19 Pandemic on Operations in this MD&A and Impact of COVID Pandemic section in the Company’s AIF).

It is estimated that, globally, there are 322 million people who suffer from major depressive disorders2, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments. Postpartum depression affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.3 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of serotonin reuptake inhibitors (SSRIs) take a long time for onset and only show limited efficacy. This represents a potential concern for the safety, well-being and long-term development of the child.4

Field Trip also announced that Anita H. Clayton, MD, Chair of Psychiatry and Neurobehavioral Sciences at the School of Medicine at the University of Virginia, has joined our Scientific Advisory board.

FT-200 Group: Introducing Field Trip’s Second Novel Psychedelic Program

The Company is expanding the scope of its development pipeline with a new group of molecules, termed the FT-200 Group.

This discovery effort is aimed at developing novel molecules with the structure of classical psychedelics, similar in potency at the target serotonin 2A receptor (5HT2A) as FT-104 and psilocybin, but with reduced or the absence of activity at the off-target 5HT2B receptor which has been associated with the risk of cardiovascular toxicity. Based on in vivo assay details, the first molecule in the group meets the above criteria and has, in addition, demonstrated improved selectivity for the 5HT2A receptor versus off target serotonin, 5HT1A, 5HT2B and 5HT2C receptors. The aim of the work is that by reducing or eliminating 5HT2B activity it may allow molecules like those in the FT-200 Group to be administered more frequently, such as more chronic or chronic intermittent administration or ‘microdosing’ strategies.

On October 29, 2021 the Company filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the first molecule in the FT-200 group.

2  https://jamanetwork.com/journals/jama/article-abstract/2618635

3 Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.

4 Murray L, Cooper PJ Int. J Psychiatry 1996, 8, 55.

Field Trip Health Centres

Leveraging the growing awareness of Field Trip’s psychedelic-assisted therapy clinics, Field Trip announced on August 31, 2021 the launch of the KAP Co-Op, a program that enables eligible independent psychedelic therapists to provide ketamine-assisted psychotherapy (and, in the future, other legal, psychedelic-assisted therapies) at its Field Trip Health Centres. Field Trip also announced the launch of training programs designed to provide interested psychotherapists or other qualified mental health professionals and clinicians with access to best-in-class training on KAP.

The Company continues to invest in its Clinics and during the current quarter entered into lease agreements for locations in Dallas, Texas, Miami, Florida and Scottsdale, Arizona. Field Trip also signed a lease for additional space at its Toronto headquarters to accommodate increased operations personnel. Subsequent to the quarter end, the Company announced the opening of the Seattle, Washington clinic, its sixth in the United States and ninth overall, along with the recent opening of a location in Fredericton, New Brunswick, and the imminent opening of a location in Vancouver, British Columbia.

NASDAQ Listing

On July 29, 2021, Field Trip’s Common Shares commenced trading on NASDAQ under the ticker symbol “FTRP”, providing the Company with greater access to capital. Our Common Shares continue to trade in Canada on the TSX under its current symbol FTRP. Concurrent with the NASDAQ listing, Field Trip’s Common Shares ceased to be quoted on the OTCQX. The Company previously completed the process to ensure its shares are eligible for electronic clearing and settlement through the Depository Trust Company (DTC).

In addition, Ronan Levy and Ellen Lubman joined the Compensation Committee and Mujeeb Jafferi and Dr. Ryan Yermus resigned as directors of the Company. Mr. Jafferi and Dr. Yermus continue to serve as Field Trip’s Chief Operating Officer and Chief Clinical Officer, respectively.

In connection with the listing of the Common Shares on NASDAQ, the Company's former auditor, MNP LLP resigned at the request of the Company and the Company appointed Ernst & Young LLP as its auditor. The appointment of the new auditors was approved at the Company’s annual general and special meeting of shareholders on September 30, 2021.

Strategic Review of Corporate Structure

The Company has commenced a strategic review designed to ensure that each operating unit is best positioned, optimally resourced, and focused to provide maximum long-term value to all stakeholders.

The Company has engaged Bloom Burton Securities Inc. as its financial advisor in connection with the strategic review.

NON-REVENUE GENERATING PROJECTS

Field Trip currently has four significant projects, which have not yet generated any revenue or significant revenues:

a.	FT-104 and FT-200 Group drug development;

b.	the opening of Field Trip Health Centres in North America and Europe;

c.	the development of its digital tools, being the "Trip" app and "Portal"; and

d.	psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.

FT-104

Development of the chemistry, manufacturing and controls (“CMC”) of the active ingredient, FT-104, continues to progress. Scale-up batches and engineering batches have been completed and stability studies initiated. In addition, analytical controls have been developed to properly characterize the drug substance and to help define drug specifications. GMP production of the drug substance has been achieved. Finalization of the drug product formulation for use in Phase 1 is in progress.

Preclinical activities will continue through 2021. The objectives of preclinical studies include determination of the pharmacokinetics, metabolism and routes of elimination in animal species, as well as, defining potential toxicologies and safety pharmacology. This series of studies are expected to be completed by the end of calendar 2021 and are necessary to initiate the Phase 1 study.

The Company is drafting the protocol for the Phase 1 study that will assess pharmacokinetics, safety and tolerability of single escalating doses of FT-104 in healthy volunteers in collaboration with internal experts and clinical advisors. The purpose of Phase 1 is to determine the safe and tolerable range of doses of FT-104 that can be used in future Phase 2a and Phase 2 development, where the drug’s efficacy can be evaluated. The Company anticipates that FT-104 will start Phase 1 in the first half of calendar 2022. (see Effects of COVID-19 Pandemic on Operations in this MD&A and Impact of COVID Pandemic section in the Company’s AIF).

The Company’s belief that FT-104, as a serotonin agonist, could be useful in the treatment of depression was bolstered by recent results demonstrating that psilocybin, given twice over a period of 3 weeks, is at least as efficacious as 6 weeks of daily administered escitalopram in a small randomized clinical study5.

Updated budgets for preclinical, clinical and business development activities related to FT-104 through calendar Q3 2022 are provided in section Milestones and Available Funds.

FT-200 Group Pipeline Development

The Company has also undertaken additional scientific, commercial and business development activities during the quarter to add to the drug development pipeline. This includes prospecting for opportunities for licensing and partnering, as well as synthesis of novel, patentable 5HT2A agonist families of molecules that improve convenience, safety and/or efficacy of psychedelic medicines and therapies.

5 Carhartt-Harris et al. NEJM 2021; 38:1402

Specifically, the Company has initiated a new development program known as the “FT-200 Group” which will focus on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor. A first member of the family has been identified with good 5HT2A activity and low 5HT2B activity. The Company is exploring this family of molecules to better understand its properties and develop an intellectual property position and to identify candidates for further development.

Clinical Operations

We believe our Field Trip Health Centres hold significant strategic value in that they enable us to collect large amounts of data on clinical outcomes associated with the set, setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. Based on the insights derived from our operations, we have launched two new programs that will be offered through our centres: group ketamine sessions, and continuing therapy post-treatment for patients who have completed our therapeutic programs. We plan to continue to leverage the data collection and insights generated from our expansion to enable us to innovate new treatments, new offerings and increase operational efficiency.

Based on our data collected to date, Field Trip clients have reported that their depression symptoms improved significantly from “severe” to “mild” on average (with the Mean PHQ9 score of respondents decreasing from 17 to 6), and among respondents such benefits were sustained for 120 days or longer from commencement of treatment. These results suggest that the benefits of our KAP program may compare favorably to ketamine infusions.

In June 2021, we opened our first international clinic in Amsterdam, The Netherlands. During the current fiscal quarter, we entered into leases in Miami, Scottsdale, Dallas and signed a lease for additional space at our Toronto headquarters and clinic location to accommodate increased operations personnel. As of the date of this MD&A, we have 9 existing Clinic and 9 locations under construction or about to commence construction. The chart below sets out the status and target opening date of each location:

Location	Size (Sq Ft)	Status	Target Opening Date (Calendar Quarter)
Vancouver	5,150	Construction in progress	Q4 2021
San Diego	3,868	Construction in progress	Q4 2021
Washington DC	3,000	Pre-construction in progress	Q4 2021
Stamford	4,125	Construction in progress	Q4 2021
San Carlos	4,947	Construction in progress	Q1 2022
Austin	7,642	Pre-construction in progress	Q1 2022
Scottsdale	3,438	Construction in progress	Q1 2022
Dallas	5,450	Pre-construction in progress	Q1 2022
Miami	7,474	Pre-construction in progress	Q1 2022

Digital Tools: Trip and Portal

In October 2020, we launched our proprietary digital Portal, along with an updated version of our Trip mobile software application. During the current fiscal quarter, we continued to develop new functionality for these digital tools.

Training

In September 2021, we launched a training program for therapists and other practitioners interested in learning about psychedelic assisted psychotherapy.

Psilocybin Research

In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing mushrooms, truffles in all botanical forms, whether dried or fresh, are strictly for R&D purposes only and are destroyed when no longer useful. None of the botanical substances or extracts are sold, consumed or provided for consumption, nor are they exported to any of these ends.

We are cultivating in small batches more than 13 different strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have 2 full-time laboratory staff on-site performing cultivation and controls, plus 1 supporting part-time staff. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We expect to spend $615,000 over the next 12 months on ongoing psilocybin research (see Milestones and Available Funds). We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.

Effects of COVID-19 Pandemic on Operations

The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.

During the COVID-19 pandemic, many of the regions in which we operate or plan to operate, including in connection with relationships with contract drug manufacturers (“CMO”) have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 remain high in many regions throughout the world including Canada, the United States and The Netherlands where we have existing or planned clinic locations and CMOs. Because our Clinics have been deemed “essential service”, we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.

During the current fiscal quarter, with case counts rising in the United States as a result of the Delta variant, we continued and will continue to experience direct and indirect consequences of the COVID-19 pandemic and its variants on our operations over the next 12 months, including construction delays that may impact the timing of our clinic openings, and potential reluctance of people to attend in-person ketamine dosing sessions and group therapy sessions at our Clinics, which may cause an extended period for each clinic, on average, to breakeven, which we estimate between 15 to 18 months from the date of first patient dosing for new Clinics. Given the continued uncertainty surrounding the COVID-19 Delta variant and potential new variants as the winter months approach, we will continue to evaluate the timing of our clinic rollouts as appropriate.

From a drug development perspective, we continue to experience:

●	delayed deliverables due to temporary quarantining of critical personnel within contract organizations at CMO and CRO. The Company’s contract drug manufacturer (CMO) has moved to shift work to reduce risks of COVID transmission within the company, yet there has been occasional sickness that has delayed the completion of tasks according to original schedules. The CMO and the Company have, as needed adapted to the situations that have presented, but continued future delays could impact downstream non-clinical and clinical activities

●	delayed arrival of reagents to the CMO from chemical supplier warehouses, possibly due to shortages. Some critical supplies, such as the key starting material for the synthesis of FT-104 has been stockpiled to hedge against potential future shortages. Some more common reagents have become in short supply recently. The Company monitors these activities to minimize potential impacts to timelines.

●	reduced availability of animal services due to increased activity in preclinical activities at selected CRO. The CRO has informed that there has been a very significant increase in requests for preclinical studies since calendar Q3 2020. The Company has reserved scheduled slots for many critical preclinical activities, well in advance of scheduling under normal circumstances. Through the quarter, we have been able to meet all timelines, however, timelines have been increasingly challenging to meet.

●	supply chain issues have impacted all aspects of R&D and shipping, including movement of drug products and research samples, and may delay arrival of needed materials in a timely manner. As much as possible we are attempting to reserved and/or purchase in advance of needs to ensure availability at all levels.

We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

MILESTONES AND AVAILABLE FUNDS

The final short form prospectus of the Company dated March 12, 2021 (the "SF Prospectus"), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are reproduced below. As of the date hereof, the Company has provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. The following are "forward-looking statements", and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management's current expectations and are subject to a number of risks, uncertainties, and assumptions. See "Forward-Looking Statements".

Objective	Milestone Description	March 2021 Prospectus Estimated Cost	Actual/Revised Estimated Cost	Actual/Estimated Timeframe for Completion (based on calendar year)	Status
FT-104 Development Patenting, Phase 1 Completed and Phase 2 completed	US utility and PCT patent filings	$100,000	$100,000	Q2 2021	Completed
	CMC development and pre-clinical studies completed	$2,440,000	$2,440,000	Q1 2022	In Progress
	Phase 1 studies completed	$2,025,000	$2,025,000	Q4 2022	In Progress
	Two Phase 2a completed (TRD and PPD)	NIL	$13,000,000	Q4-2023	Not Started
	Phase 2 studies completed (TRD-PPD)	$935,0000	$35,600,000	Q2 2025	Not Started
75 Operational Clinics	10th clinic operational (i.e., 4 additional clinics	$1,500,000	$1,900,000	Q4 2021	In Progress
	15th clinic operational	$1,250,000	$2,250,000	Q1 2022	In Progress
	20th clinic operational	$2,000,000	$2,250,000	Q4 2022	In Progress
	30th clinic operational	$4,000,000	$4,500,000	Q3 2023	Not Started
	75th clinic operational	$15,500,000	$20,250,000	Q4 2026	Not Started
Issuer Technology Platforms	Trip App available in app store	$220,000	$300,000	Q4 2021	Free app available. Premium version launch Q4 2021
	Patient Portal launched	$220,000	$500,000	Q4 2021	Portal completed. Further enhancements to launch Q4 2021
TOTAL:		$38,605,000	$85,115,000

Note:

Operational Clinics include opened Clinics and Clinics under construction.

Our CMC development and pre-clinical studies have been delayed three months to calendar end Q4 2021 due to the impact of COVID-19 on our CRO and CMO operations. We still expect to be able to complete our Phase 1 PK study by the first half of calendar 2022. Prior to the quarter end, timelines were predicated on a single indication in development for FT-104. Now with a lead program focused on TRD and a secondary program in PPD, we are currently reassessing how best to integrate the two developments for cost and time efficiencies. While we currently maintain a target start date for Phase 2a (1st indication) in Q4 2022 or Q1 2023 with completion in calendar 2023, this is subject to change as we complete our assessment of clinical requirements for two indications.

Total Funds Available

As of the closing of the "bought-deal" prospectus offering pursuant to the SF Prospectus (the "March BD Offering, the Company had $107,895,033 in funds available. The table below sets out the anticipated use of the available funds and any variances to such uses from what was described in the SF Prospectus. The use of proceeds represents the anticipated costs for the next 12 months from October 1, 2021 to September 30, 2022 and assumes that no additional funds will be raised by the Company.

The current use of funds represents the total of the underspend/overspend amount and additional funds allocated. The Company notes the below variances are not expected to have a material impact on the Company's ability to achieve its business objectives and milestones.

Use of Available Funds	March 2021 Prospectus Use of Funds (January 1 to December 31st, 2021)	Amounts Spent January 1 to September 30 2021	Additional Amounts Allocated	Current Use of Funds (October 1, 2021 to September 30, 2022)
FT-104 Drug Development
US utility and PCT patent filings	$77,000	$90,000	$13,000	Nil
CMC Development and preclinical studies	$1,522,804	$2,327,251	$917,196	$112,749
Phase 1 studies	$2,025,000	Nil.	$2,238,560	$4,353,560
Phase 2a studies (TRD and PPD)	Nil.	Nil.	$5,812,155	$5,812,155
Phase 2 studies (TRD-PPD)	Nil.	Nil.	Nil.	Nil.
Psilocybin Fungi Research and Cultivation (Jamaica Facility)
Research and Development	$1,320,000	$465,000	$(240,000)	$615,000
Clinic Expansion
5 additional clinics (Chicago, Amsterdam, Houston, Atlanta, San Diego)	$1,270,000	$820,000	$(450,000)	Nil.
13 additional clinics fiscal 2022	$4,100,000	$1,001,000	$2,017,475	$5,116,475
Other
Technology Platforms (Trip App and Patient Portal)	$151,000	$370,000	$1,806,950	$1,587,950
Occupancy Costs	$3,566,822	$2,255,000	$3,370,442	$4,682,264
Marketing	$2,596,677	$2,970,874	$5,968,308	$5,594,111
General and Administrative (Corporate)	$3,854,881	$7,364,000	$18,036,521	$14,527,402
Total use of funds	$20,484,184	$17,663,125	$39,580,607	$42,401,666
Unallocated working capital	$87,410,849			$65,493,367
TOTAL:	$107,895,033			$107,895,033

With respect to FT-104 drug development, our total CMC development and preclinical studies budget has been increased to $2,440,000 as per the “Milestones” table above. After current spend of $2,327,251, we anticipate current use of proceeds of $112,749 to complete these milestones.

With respect to the Jamaica Facility, we have revised our estimates based on actual spend and expect current use of proceeds of $615,000 to complete the milestone.

With respect to Clinic Expansion, we have allocated an additional $2,017,475, in leasehold improvement costs, or an average increase of $155,190 per Clinic, based on revised assumptions relating to our most recent lease negotiations, design plans to accommodate group therapy and additional offerings, and actual costs incurred with the opening of our Clinics to date.

With respect to occupancy costs, we have allocated an additional $3,370,442 as rent payments have increased over the period due to a combination of expected higher Clinic counts over the October 1, 2021 to September 30, 2022 period and an increase in rent expense assumptions, as we are now seeking larger spaces to accommodate group therapy and additional offerings.

With respect to marketing costs, we have allocated an additional $5,968,302 for patient acquisition costs which are expected to increase with new Clinic openings.

With respect to general and administrative expenses, we have allocated an additional $18,036,521 for going public expenses as result of our TSX and NASDAQ uplistings and increased insurance, professional, and consulting fees.

With respect to our technology platforms, our March 2021 use of proceeds included third party development costs only. We have now included the $1,806,950 cost of our internal development and product teams in our current use of funds figure, which were previously reported in general & administrative expense.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See "Risks and Uncertainties ".

The expected use of funds represents the Company's current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management retains broad discretion in the application of the available funds, and shareholders will be relying on management's judgment regarding such application.

See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.

The material factors or assumptions used to develop the estimated costs disclosed above are included in the "Forward-Looking Statements" section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under "Risks and Uncertainties" or unforeseen events.

SELECTED CONSOLIDATED FINANCIAL DATA

	3 months ended	3 months ended	6 months ended	6 months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Revenue
Patient services	907,816	94,532	1,775,216	118,131
	907,816	94,532	1,775,216	118,131
Operating Expenses
General and administration	8,917,717	2,092,593	16,260,688	3,366,948
Occupancy costs	536,495	111,877	913,110	175,660
Sales and marketing	1,315,434	281,185	2,379,561	435,940
Research and development	2,102,787	806,536	3,555,901	1,601,898
Depreciation and amortization	848,712	269,578	1,464,195	479,338
Patient services	1,917,451	248,408	3,375,272	321,665
	15,638,596	3,810,177	27,948,727	6,381,449
Other Income (Expenses)
Interest income	111,934	2,589	243,549	4,838
Interest expense	(256,522)	(60,962)	(403,109)	(98,195)
Other income (expense)	1,856,088	(158,426)	783,396	(534,673)
Net Loss	(13,019,280)	(3,932,444)	(25,549,675)	(6,891,348)

Net Loss per Share - Basic and Diluted	(0.23)	(0.16)	(0.44)	(0.28)

	As at September 30, 2021 $	As at March 31, 2021 $
Cash and cash equivalents	22,388,946	38,469,057
Funds held in trust	-	795,516
Short-term investments	65,137,088	72,552,870
Accounts receivable	2,464,223	813,761
Total Assets	119,912,854	126,450,005
Total Non-Current Financial Liabilities	18,102,184	6,426,484

Certain comparative figures have been reclassed where necessary to conform with current period presentation.

RESULTS OF OPERATIONS

For the Second Quarter of Fiscal 2022

Overview

For our second fiscal quarter ended September 30, 2021, we earned patient services revenues of $907,816 from our Toronto, New York, Santa Monica, Chicago, Atlanta, Houston and Amsterdam Clinics, an increase of $813,284 or 860% over our comparative quarter ended September 30, 2020 of $94,532. Our Amsterdam clinic began generating revenues in September 2021. Our prior year comparative quarter patient services revenues of $94,532 comprised Toronto and New York only. We expect to scale our revenue as the number of patients treated at our locations increases (see Non-Revenue Generating Projects – Clinical Operations section of this MD&A).

Net loss for our second fiscal quarter of $13,019,280 was primarily due to general and administration expenses of $8,917,717, research and development expenses of $2,102,787, patient services expenses of $1,917,451, sales and marketing expenses of $1,315,434, depreciation and amortization of $848,712 and occupancy costs of $536,495, partially offset by foreign exchange gain of $1,856,088. Net loss for our prior year comparative quarter of $3,932,444 was primarily due to general and administration expenses of $2,092,593, research and development expenses of $806,536, sales and marketing expenses of $281,185, patient services expenses of $248,408, occupancy costs of $111,877, and foreign exchange loss of $197,435. The increase from the prior year primarily reflects the Company’s focus on growing the business and our continued investment in our drug development pipeline and best-in-class clinic infrastructure. As we continue to scale, we expect to optimize and streamline the development of our psychedelic-assisted therapies.

For the six months ended September 30, 2021, we earned patient services revenues of $1,775,216, an increase of $1,657,085 or 1403% increase over the comparative six months ended September 30, 2020 of $118,131, primarily due to 7 operating Clinics compared to 2. Net loss for the six months ended September 30, 2021 of $25,549,675 was primarily due to general and administration expenses of $16,260,688, research and development expenses of $3,555,901, patient services expenses of $3,375,272, sales and marketing expenses of $2,379,561, depreciation and amortization of $1,464,195 and occupancy costs of $913,110, partially offset by foreign exchange gain of $771,293. Net loss for the prior year comparative six months ended September 30, 2020 of $6,891,348 was primarily due to general and administration expenses of $3,366,948, research and development expenses of $1,601,898, depreciation and amortization of $479,338, sales and marketing expenses of $435,940, patient services expenses of $321,665, occupancy costs of $175,660, and foreign exchange loss of $591,682.

General and Administration

Components of general and administrative expenses for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Personnel costs	3,177,864	889,442	5,986,526	1,578,463
External services	917,428	671,234	1,557,924	1,104,126
Share-based payments	1,706,115	325,718	2,853,486	410,640
Travel and entertainment	437,729	39,613	813,585	48,653
IT and technology	514,392	128,231	967,958	182,679
Office and general	237,287	38,355	318,276	42,387
Listing expenses	1,926,902	-	3,762,933	-
Total general and administration	8,917,717	2,092,593	16,260,688	3,366,948

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expense.

For our second fiscal quarter ended September 30, 2021, general and administrative expenses totaled $8,917,717, an increase of $6,825,124 compared to general and administrative expenses of $2,092,593 for the comparative quarter ended September 30, 2020. This increase was primarily due to operations and medical office administration (“MOA”) personnel costs of $2,288,422 relating to our 9 existing Clinics and Clinics under construction, listing expenses of $1,926,902 comprised of professional and consulting fees, investor relations and insurance expense related to the NASDAQ listing, share-based payments of $1,380,398, travel and entertainment expenses of $398,116 related to clinic buildouts and IT and technology costs of $ 386,161.

For the six months ended September 30, 2021, general and administrative expenses totaled $16,260,688, an increase of $12,893,740 compared to general and administrative expenses of $3,366,948 for the comparative six months ended September 30, 2020. This increase was primarily due to operations and MOA personnel costs of $4,408,063 relating to our existing Clinics and Clinics under construction, listing expenses of $3,762,933 comprised of professional and consulting fees, investor relations and insurance expense related to our TSX and NASDAQ uplistings, share-based payments of $2,442,846, travel and entertainment of $764,932 related to clinic buildouts and IT and technology costs of $785,279.

Occupancy costs

Components of occupancy costs for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Operating rent expense	14,823	(23,099)	113,173	10,370
Taxes, maintenance, insurance	62,834	10,592	67,588	17,602
Minor furniture and fixtures	405,120	103,139	645,980	104,422
Utilities and services	53,718	21,245	86,369	43,266
Total occupancy costs	536,495	111,877	913,110	175,660

Occupancy costs relate to our Toronto headquarters, 9 existing Clinics as of the date of this MD&A, 9 Clinics under construction and the Jamaica Facility.

Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.

For our second fiscal quarter ended September 30, 2021, occupancy costs totaled $536,495, an increase of $424,618 compared to occupancy costs of $111,877 for the comparative quarter ended September 30, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $301,981 for the Fredericton, Vancouver, San Diego, Stamford and Seattle Clinics and expansion of Toronto headquarters. Occupancy costs for the quarter September 30, 2020 related mainly to our Toronto and New York leases.

For the six months ended September 30, 2021, occupancy costs totaled $913,110, an increase of $737,450 compared to occupancy costs of $175,660 for the comparative period ended September 30, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $541,558 for the Amsterdam clinic and the locations noted above and operating rent expense of $102,803. Occupancy costs for the comparative six months ended September 30, 2020 related to our Toronto and New York leases.

Sales and Marketing

Components of sales and marketing for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Brand and public relations	396,091	138,257	763,655	200,720
Conference fees	37,548	11,659	52,152	32,051
Personnel costs	166,989	60,747	308,593	92,064
Share-based payments	52,979	5,810	105,705	8,733
External marketing services	648,701	64,712	1,098,795	102,372
Other marketing	13,126	-	50,661	-
Total sales and marketing	1,315,434	281,185	2,379,561	435,940

For our second fiscal quarter ended September 30, 2021, sales and marketing expenses totaled $1,315,434, an increase of $1,034,249 compared to sales and marketing expenses of $281,185 for the comparative quarter ended September 30, 2020. This increase was primarily due to external marketing services of $583,989 relating to paid social and search services and podcasts to drive patient interest, brand and public relations costs of $257,834, and personnel costs of $106,242. During the quarter, the Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in consistent growth in client enquiries week over week.

For the six months ended September 30, 2021, sales and marketing expenses totaled $2,379,561, an increase of $1,943,621 compared to sales and marketing expenses of $435,940 for the comparative six months ended September 30, 2020. This increase was primarily due to external marketing services of $996,423 as the Clinics continue to scale, brand and public relations costs of $562,935 and personnel costs of $216,529.

Research and Development

Components of research and development for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
External services	1,710,322	105,032	2,520,205	107,644
Personnel costs	207,191	199,608	459,917	389,098
Share-based payments	124,164	377,402	243,846	978,595
Supplies and services	61,110	124,495	331,933	126,561
Total research and development	2,102,787	806,536	3,555,901	1,601,898

External services fees relate primarily to fees paid to third parties to further FT-104 development and FT-200 Group research.

For our second fiscal quarter ended September 30, 2021, research and development expenses totaled $2,102,787, an increase of $1,296,251 compared to research and development expenses of $806,536 for the comparative quarter ended September 30, 2020. This increase was primarily due to external services of $1,605,290 paid to a third-party CMO and CRO to further FT-104 development. Development of the chemistry, manufacturing and controls (CMC) of the active ingredient, FT-104, continues to progress. See Non-Revenue Generating Projects for a discussion of FT-104 milestones and anticipated costs. The increase is partly offset by lower share-based compensation expense of $253,238 mainly related to the Jamaica Facility.

For the six months ended September 30, 2021, research and development expenses totaled $3,555,901, an increase of $1,954,003 compared to research and development expenses of $1,601,898 for the comparative six months ended September 30, 2020. This increase was primarily due to external services of $2,412,561 paid to a third-party CMO and CRO to complete FT-104 pre-clinical studies and prepare for Phase 1 clinical trials scheduled to commence in the calendar first half of calendar 2022, as well as supplies and services of $205,372, and partly offset by lower share-based compensation expense of $734,749 mainly related to the Jamaica Facility.

Depreciation and Amortization

Components of depreciation and amortization for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Property, plant and equipment	181,390	51,199	334,373	84,966
Right of use asset	625,976	207,868	1,054,141	374,435
Intangible assets	41,346	10,511	75,681	19,937
Total depreciation and amortization	848,712	269,578	1,464,195	479,338

For our second fiscal quarter ended September 30, 2021, depreciation and amortization totaled $848,712, an increase of $579,134 compared to depreciation and amortization of $269,578 for the comparative quarter ended September 30, 2020. For the six months ended September 30, 2021, depreciation and amortization totaled $1,464,195, an increase of $984,857 compared to depreciation and amortization of $479,338 for the comparative six months ended September 30, 2020. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at September 30, 2021, we had 18 clinic leases signed in addition to leases for Toronto headquarters and the Jamaica Facility.

Patient Services Expense

Components of patient services expenses for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Personnel costs	1,633,141	213,585	2,926,926	280,623
Share-based payments	172,632	2,544	264,986	5,076
Supplies and services	91,652	30,821	144,217	34,314
Payment provider fees	20,026	1,458	39,143	1,652
Total patient services expense	1,917,451	248,408	3,375,272	321,665

Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue at our existing nine Clinics. Field Trip opened its first clinic in Toronto in March 2020.

For our second fiscal quarter ended September 30, 2021, patient services expense totaled $1,917,451, an increase of $1,669,043 compared to patient services expenses of $248,408 for the comparative quarter ended September 30, 2020. This increase was primarily due to personnel costs of $1,419,556.

For the six months ended September 30, 2021, patient services expense totaled $3,375,272, an increase of $3,053,607 compared to patient services expense of $321,665 for the comparative six months ended September 30, 2020. This increase was primarily due to personnel costs of $2,646,303.

Interest Income

Components of interest income for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Interest income on bank balances	104,643	45	231,203	27
Interest income on refundable lease deposit	6,407	1,916	10,809	3,562
Interest income on shareholders' loan	884	628	1,537	1,249
Total interest income	111,934	2,589	243,549	4,838

Interest Expense

Components of interest expense for the three and six months ended September 30, 2021 and 2020 were as follows:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Interest expense on leases	255,307	60,829	400,918	98,062
Interest expense on loan	1,215	133	2,191	133
Total finance expense	256,522	60,962	403,109	98,195

Other Income (Expense)

Components of other income (expense) for the three months and six months ended September 30, 2021 and 2020 were as follows:

	3 Months ended September 30, 2021	3 Months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Foreign exchange gain(loss)	1,856,088	(197,435)	771,293	(591,682)
Government assistance	-	39,009	12,103	57,009
Total other income (expense)	1,856,088	(158,426)	783,396	(534,673)

During the current fiscal quarter and six months ended September 30, 2021, we recorded foreign exchange gain of $1,856,088 and $771,293 and in the comparative prior year quarter and six months ended September 30, 2020, we recorded foreign exchange loss of $197,435 and $591,682. The foreign exchange gains reflected a weakening of the U.S. dollar against the Canadian dollar on our U.S.-denominated bank balances.

SELECTED FINANCIAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly information for the previous 8 quarters of the Company up to September 30, 2021:

	Q2 2022	Q1 2022	Q4 2021	Q3 2021
	3 Months Ended	3 Months Ended	3 Months Ended	3 Months Ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
	$	$	$	$
Revenue	907,816	867,400	526,435	316,329
Net Loss	(13,019,280)	(12,530,395)	(7,950,590)	(8,275,669)
Loss per share - basic and diluted	(0.23)	(0.22)	(0.18)	(0.22)

	Q2 2021	Q1 2021	Q4 2020	Q3 2020
	3 Months Ended	3 Months Ended	3 Months Ended	3 Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
	$	$	$	$
Revenue	94,532	23,599	1,000	-
Net Loss	(3,932,444)	(2,958,904)	(891,240)	(1,055,666)
Loss per share - basic and diluted	(0.16)	(0.21)	(0.05)	(0.10)

The increase in net loss from our previous quarter ended June 30, 2021 to our current quarter ended September 30, 2021, was mainly due to increase in operating expenses of $3,328,465, primarily driven by general and administration expenses of $1,574,746 (of which $558,744 relates to share-based compensation, $369,202 to personnel costs, $276,932 to external services and $156,298 to office and general expenses), research and development of $649,673, patient services of $459,630 related to the ramp up of our Clinics and sales and marketing costs of $251,307 primarily related to paid social media and podcasts to increase brand awareness.

Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of Clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Working Capital

Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. The Company's primary capital needs are funds to advance its research and development activities, clinic rollout and digital teletherapy tool development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.

We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue its research and development, clinic rollout and digital tele-therapy development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics, newly leased property, construction and office locations.

On June 3, 2021, the Company applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000.

On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,755 (see Note 17 Warrants).

On July 9, 2021, 24,508 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $49,015. On July 29, 2021, Field Trip’s Common Shares commenced trading on NASDAQ under the ticker symbol “FTRP”. Our Common Shares continue to trade in Canada on the TSX under its current symbol FTRP. Being dual listed provides the Company with access to greater public funds as required.

During the six months ended September 30, 2021, 137,340 options were exercised for gross proceeds of $109,247.

There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See "Risks and Uncertainties".

The table below sets out our cash, funds held in trust, restricted cash and working capital as at September 30 and March 31, 2021:

	As at	As at
	September 30, 2021	March 31, 2021
	$	$
Cash	22,388,946	38,469,057
Funds held in trust	-	795,516
Restricted Cash	619,127	588,041
Working Capital	85,767,520	109,648,579

Working Capital:
Current Assets	96,059,806	116,109,442
Current Liabilities	10,292,286	6,460,863
Working Capital	85,767,520	109,648,579

Funds held in trust of $795,516 as at March 31, 2021 represent unrestricted funds held at a Canadian chartered bank by the Company’s corporate counsel, representing proceeds from the March Bought Deal Offering which were subsequently released in April 2021.

As at September 30, 2021, the Company had $100,501 (March 31, 2021 - $100,501) of restricted cash held as collateral against FTP’s credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,325 matures on January 20, 2022, respectively. The Company also had $518,626 (March 31, 2021 - $487,540) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

Working capital represents the excess of current assets over current liabilities. The decrease in our cash was primarily due to cash related to operating activities of $22,668,281, cash related to financing activities of $320,410, partially offset by cash related to investing activities of $6,391,743.

The following table shows our cash flows from operating, investing and financing activities for the six months ended September 30, 2021 and 2020:

	6 months ended	6 months ended
	September 30, 2021	September 30, 2020
	$	$
Cash related to operating activities	(22,668,281)	(5,769,217)
Cash related to investing activities	6,391,743	(1,251,541)
Cash related to financing activities	(320,410)	11,325,733

Cash related to operating activities

During the six months ended September 30, 2021, cash related to operating activities of $22,668,281 was primarily due to the net loss of $25,549,675, net changes in non-cash working capital of $1,410,316 and unrealized foreign exchange gain of $833,768, partially offset by the following non-cash items: share-based payments of $3,468,023, depreciation and amortization of $1,464,195, and interest expense of $403,109.

During the comparative six months ended September 30, 2020, cash related to operating activities of $5,769,217 was primarily due to the net loss of $6,891,348 and net changes in non-cash working capital of $962,359, partially offset by non-cash share-based payments of $1,403,044, depreciation and amortization of $479,338 and unrealized foreign exchange loss of $29,999.

Cash related to investing activities

During the six months ended September 30, 2021, cash related to investing activities of $6,391,743 consisted primarily of proceeds received from the redemption of short term investments of $8,048,970, partially offset by the acquisition of property, plant and equipment of $1,157,565 for our Seattle, Fredericton, Houston and Santa Monica Clinics and the Toronto headquarters expansion, acquisition of intangible assets of $171,004 relating to Portal and the Trip App, and refundable security deposits paid for right-of-use assets of $328,658.

During the comparative six months ended September 30, 2020, cash related to investing activities of $1,251,541 consisted primarily of acquisition of property, plant and equipment for our New York, Santa Monica and Chicago Clinics of $988,982, acquisition of intangible assets of $200,076 relating to Portal and the Trip App and refundable security deposits paid for right-of-use assets of $62,573.

Cash related to financing activities

During the six months ended September 30, 2021, cash related to financing activities of $320,410 was primarily due to repayment of lease obligations of $787,427, partially offset by proceeds from the exercise of warrants of $337,770, proceeds from the exercise of stock options of $109,247 and additional CEBA loan received of $20,000.

During the six months ended September 30, 2020, cash related to financing activities of $11,325,733 was primarily due to net proceeds of $11,746,368 upon closing of the Class A and Class B equity financing, repayment of lease obligation of $460,635 and CEBA loan proceeds of $40,000.

See also "Milestones & Available Funds" for additional commentary of the use of funds by the Company.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Lease obligations

The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	3,457,669	533,734	533,177	429,361	421,647	404,543	1,135,207

In addition to variable rent payments, the Company has committed to base rent payments at its Canadian and United States Clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	11,020,270	470,375	951,851	1,031,660	1,059,287	1,091,690	6,415,407

Note:

(1)            See "Non-Revenue Generating Projects – Clinical Operations" for additional details.

OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares and preferred shares authorized for issuance, of which the following Common Shares are issued and outstanding as at September 30, 2021 and 2020 as of the date hereof, on a fully-diluted basis and no preferred shares are issued and outstanding:

Class of Securities	Number of Common Share Equivalents as at September 30, 2021	Number of Common Share Equivalents as at March 31, 2021
Common Shares	57,790,963	57,297,238
Warrants	2,071,090	2,071,090
Compensation Warrants	1,034,868	1,034,868
FTP Compensation Warrants	174,384	343,269
Options to purchase Common Shares	6,308,327	5,150,798
Jamaica Facility Shares reserved for issuance	412,500	600,000

Options

During the six months ended September 30, 2021, the Company granted 1,531,786 options to employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $5.53 to $7.74 per option. The Company also issued 137,340 Common Shares on the exercise of options with an exercise price of $0.50 to $2.00 per Common Share.

See "Liquidity and Capital Resources" for details on options.

Warrants

During the six months ended September 30, 2021, the Company issued 168,885 Common Shares on the exercise of the FTP Compensation Warrants with an exercise price of $2.00 per Common Share (see Note 17 Warrants).

See "Liquidity and Capital Resources" and "Subsequent Events" for details on warrants.

Jamaica Facility Shares

FTP is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.

The 1,200,000 common shares shall be issued as per following closing milestones: 600,000 upon commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.

On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. On September 30, 2021, Field Trip issued the first quarterly installment of 37,500 shares following the Cliff.

RELATED PARTY TRANSACTIONS

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Company measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The amortized cost of the loans as at September 30, 2021 was $51,836 and total interest income accrued at market rate in profit or loss for the three months and six months then ended was $884 and $1,537 respectively.

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at September 30, 2021 includes fourteen directors and executive officers of the corporation. Key management personnel compensation for the three months and six months ended September 30, 2021 and 2020 was comprised of:

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Salaries	905,248	229,082	1,403,075	371,234
Share-based compensation	472,372	230,733	879,184	268,089
	1,377,620	459,815	2,282,259	639,323

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended September 30, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense, property plant and equipment, intangible assets and shareholder loans. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited consolidated financial statements.

With the exception of share-based payments (see Note 18), there have been no material changes in any of critical accounting policies and estimates during the current fiscal quarter.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Short-term investments, accounts receivable, lease security deposits, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at September 30, 2021, the Company had $22,388,946 of cash and cash equivalents and non-redeemable GIC short-term investments of $65,137,088. These investments have maturities ranging from 3 months to 6 months, and interest rates from 0.35% to 0.80%.

RISKS AND UNCERTAINTIES

The Company’s AIF of even date herewith sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties AIF, which are incorporated in this MD&A by reference) are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details).